OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Puptimize, Inc.
1818 Colby Ave, Unit 305, Los Angeles, CA 90025
www.puptimize.com
(858) 255-4225



UP TO $1,000,000 OF CROWD NOTES

Puptimize, Inc. ("Puptimize," "the company," "we," or "us"), is offering up to $1,000,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by August 21, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by August 21, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to August 21, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be

provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Puptimize, Inc. is a C Corporation incorporated on September 27, 2016, under the laws of Delaware. Puptimize is an intelligent marketplace that makes it easy to be a great dog owner by providing free training and education, expert-recommended products, and trusted local services – all tailored to you and your dog.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/puptimize/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers and directors

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Robert Steinberg	CEO and Treasurer	41	12/5/2016	Yes
Douglas Todd	President and Secretary	40	12/5/2016	Yes
Directors:				
Robert Steinberg	Chairman	41	12/5/2016	Yes
Douglas Todd	Director	40	12/5/2016	Yes
Significant Consultant:				
Colleen Demling	Head Trainer	40	8/2015	No

D.J. Todd

D.J. is a senior product management and marketing leader with 18 years of experience developing, launching, and marketing industry-leading hardware, software, and automotive products. His relentless passion for customer-driven innovation and data-driven decisions has allowed him to revive, build, grow, and ultimately sell companies.

D.J. began his career as an industrial designer for HP, where he developed a passion for innovation and user research. At HP he authored 11 patents and designed five products, including the best-selling LaserJet printer in the HP product portfolio. D.J. expanded his research skills and business acumen by getting his MBA in 2005, specializing in marketing of technology. While in school, D.J. started working as a Product Manager for Intuit, where he learned to apply and hone his skillset on SAAS products like TurboTax.

From 2008-2015, D.J. was the Director of Product Planning and VP of Marketing for VMI, a $140 million specialty automotive company. During that time, D.J. launched and built two new departments, led the development of three industry-leading vehicles, launched marketing initiatives that helped deliver the strongest financial results in company history, and was a key member of the executive team that led the company to a private equity exit. In May 2015, D.J. left VMI to found Puptimize, marketplace that makes it easy to be a great dog owner by providing free training and education, expert-recommended products, and trusted local services – all tailored to you and your dog.

Rob Steinberg

Rob is a proven digital, social, and mobile marketing professional with extensive experience on the agency, media and publisher sides of the industry. His passion for building brands and delivering exceptional consumer experiences has enabled him to flourish throughout a well-rounded career that has included key roles at some of the world's leading companies.

At each step of the way, Rob has worked in unison with Development, Product, and Design teams to identify, create, and deliver the best products for the market—from digital content to trailblazing social media tools to revolutionary music delivery experiences.

He has demonstrated strategic execution of client and corporate brand advancement, as well as senior leadership in roles of increasing responsibility across all sides of the digital marketing and advertising landscape.

Prior to co-founding Puptimize—a first-of-its-kind digital solution for dog owners–Rob oversaw global advertising strategy for Shazam (from August 2013 until May 2015, when he began working on Puptimize), one of the most successful mobile apps in the world. During Rob's time as Global Head of Integrated Marketing, Shazam grew to over 500M users in 200 countries.

Prior to Shazam, Rob was an early hire and Vice President at digital media start-up, true [X], where he created two key business divisions that helped lead the company to its acquisition by 20th Century Fox for $200M.

While at Yahoo, Rob headed up global advertising strategy, monetization and content marketing for Yahoo! Music, then the largest music website in the world. Rob and his team across North America, Europe, and Asia, drove double-digit Y/Y revenue growth and consistently grew users in both established and new global markets.

Rob's time as Client Director at J. Walter Thompson (JWT)—North America's first advertising agency and one of its largest—helped shape his understanding of how to connect a brand with consumers. His ability to identify and deliver the right message to the right audience enabled him to lead incredibly successful campaigns for his clients, which included one of the largest automotive companies in the world and a global entertainment company.

Rob is thrilled to now be building Puptimize, a company that has the ability to bring so much good to so many people, their dogs, and our society, as a whole.

Colleen Demling

With over 25,000 hours and almost 15 years of HANDS ON dog training experience, Pawtopia's founder, Colleen Demling, has vast experience in a variety of methodologies. She is a CPDT-KA, CBCC-KA and an AKC Canine Good Citizen Evaluator. She is also one of only two Certified Members of IABBC in San Diego County. She trained Service Dogs for Canine Companions for Independence before starting Pawtopia in May 2002. She has been a frequent contributor to local and national media including Yahoo, The Huffington Post, Woman's Day and many more. Colleen designed the Temperament Test for the Therapy Dog Program at the Naval Medical Center San Diego and also writes monthly articles for many local rescues and other dog related websites. She has professional associations with the International Association of Canine Professionals, the Association of Pet Dog Trainers, and the Animal Behavior Management Alliance. Colleen was chosen as a finalist for 2014 Entrepreneur of the Year by Women in the Pet Industry Network and Top 40 Under 40 by Pet Age Magazine. She also was recently honored as a 2015 Woman of Influence by Pet Age Magazine. Colleen continues to serve as the CEO of Pawtopia since 2002, and has been the Head Trainer / Consultant at Puptimize since August 2015.

Related Party Transactions

Our founders contributed capital during the period from inception through the date of the financial statements as well as prior to incorporating the company. The total contributed capital as of the date of the financial statements was $44,237.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Relating to the Securities

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside

investors at the time of conversion, if any, might value the company at an amount well below the $2.9 million valuation cap, so you should not view the $2.9 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared
that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

- **You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, even when converted, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Risks Relating to the Company and its Business

- **The reviewing CPA has issued included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **Our company relies on mass adoption.** We're planning on having a huge amount of users, and in order to make enough money to run our business, we're relying on a large amount of purchases through affiliate programs and premium listings. Affiliate programs pay small individual revenues, and advertising revenue depends on user volume. If we don't get a large number of users, our major revenue streams may not be enough to support the business.

- **Users may use our product but make their purchases elsewhere.** In order for us to receive affiliate revenue, users must make their purchases through our app, or through links that we generate. This way, retailers know that we're responsible for referring the customer to them, and they know who to send the money to. If users buy the items that we recommend directly from the retailer's website or physical store, we won't receive revenue for that sale.

- **We rely on the App Store.** A major portion of our business plan relies on the installation of our app. The app stores are controlled entirely by Apple (and when we develop for Android, Google). If these companies change their policies or decide to remove our app from their store, it will be much more difficult for users to learn about us, install the app, and receive updates.

- **Our product is new,** and we don't know how successful dogs will be at learning new tricks when we scale up. There are other training apps that have not gained traction, and we will need to educate our users about what makes our product different from the other offerings.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of March 10, 2017, are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Robert J. Steinberg	800,000 shares of common stock	50%
Douglas J. Todd	800,000 shares of common stock	50%

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

 The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At a discount of 20% to the price in the qualified equity financing, subject to a $2.9 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5% compounded quarterly.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

 Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $350,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of August 21, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering")

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of Puptimize and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stockholders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Convertible Promissory Notes

Interest Rate and Maturity

The issued convertible promissory note in the amount of $25,000 bears an interest rate of 3.25%, a discount of 20% and has no maturity.

Conversion terms

The convertible promissory notes will convert into common stock upon the occurrence of the company's Series A investment round. The note does not have a valuation cap.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a

stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected Capshare, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by DBB McKennon, CPA.

Financial Condition

Results of Operations

The company's net revenues for the year ended December 31, 2016 were $322. Net revenues consist of all sales, less discounts and returns. The company's revenues were primarily derived from product sales commissions through the Amazon Associates affiliate program.

Cost of revenues primarily consists of subcontractor costs. Cost of revenues in 2016 was $879. Gross loss (revenues less the cost of producing those revenues) in 2014 was $557.

The company's operating expenses consist of general and administrative, sales and marketing, and research and development expenses. Operating expenses in 2016 amounted to $43,957.

As a result of the foregoing factors, the company's net loss from operations was $43,912 in 2016.

Other expenses consist of provisions for income taxes, which amounted to $45 in 2016.

As a result of the foregoing factors, the company's net loss for 2016 was $43,957.

Since the end of the period covered by the financial statements, our revenues have increased slightly because of an increase in users. Our expenses increased more than our revenues, because of increased product development and a focus on user acquisition over increased profits.

Early Milestones

We are not yet fully operational. We have accomplished the following milestones:

Launched the Puptimize app on March 15, and received 11,000 installs in the first two month on the App Store

Partnered with Vanderpump Dogs and 15+ other rescues in the first two months of operation

Achieved an early Cost-Per-Acquisition of $0.75 and an organic/viral growth rate of 30%

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales commissions, commissions only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $43,957.

The company was initially capitalized by equity investments from its shareholders in the amount of $44,237 and loans from the issuance of notes. The principal amount of notes issued in January 2017 was $25,000. The

company had cash on hand in the amount of $5,222 at December 31, 2015.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. The company operates as an affiliate, and as a result does not carry any inventory.

The company had approximately $10,000 cash on hand as of May 19, 2017. Currently, we estimate our burn rate (net cash out) to be on average $3,500 per month.

Indebtedness

In the normal course of business, the company accrues an accounts payable balance. The accounts payable balance as of December 31, 2016 was $4,554.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years, other than the issuance of initial capitalization to our founders in exchange for a nominal amount:

- On October 20, 2016, we sold a convertible note to Thomas Doyle in reliance on Section 4(a)(2) of the Securities Act, for consideration of $25,000. The proceeds of this offering were used for general business purposes.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Target Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $15,500. We plan to use these proceeds as follows:

- Approximately 30% for building and launching additional lessons.

- Approximately 29% for marketing.

- Approximately 8% for content development, including trainers, videographers, and gamification consultants.

- Approximately 33% for operating expenses.

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we raise the Maximum Amount of $1,000,000, the net proceeds of this offering to the issuer will be approximately $917,500. We plan to use these proceeds as follows:

- Approximately 39% for app and website development.
- Approximately 28% for marketing, including rescue outreach programs.
- Approximately 7% for content development, including trainers, videographers and gamification consultants.
- Approximately 26% for general operating expenses.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.puptimize.com/investors which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/puptimize/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future

financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.